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                              September 21, 2023

       Eun (Angela) Nam
       Chief Financial Officer and Chief Accounting Officer
       FTAI Aviation Ltd.
       1345 Avenue of the Americas, 45th Floor
       New York, NY 10105

                                                        Re: FTAI Aviation Ltd.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-37386

       Dear Eun (Angela) Nam:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Aviation Leasing Segment
       Aviation Assets, page 37

   1. You disclose 118 aviation assets out of a total of 330 are currently off lease because they are either undergoing
repair or maintenance, being prepared to go on lease or held in storage awaiting future
lease. Please tell us the number of aviation assets associated with each aforementioned off
lease description. Additionally, tell us whether or not the assets undergoing repair or
maintenance are associated with a lease, and if not, the prospects of going on lease or being
sold. Also, tell us how long aviation assets not leased have been off lease. Consider
disclosing the previous information so investors may have a better understanding of how
your aviation assets are positioned and contributing to your operations. Further,
tell us whether aviation assets are depreciated whether leased or not.
 Eun (Angela) Nam
FirstName LastNameEun   (Angela) Nam
FTAI Aviation Ltd.
Comapany 21,
September NameFTAI
              2023 Aviation Ltd.
September
Page 2    21, 2023 Page 2
FirstName LastName
Notes to Consolidated Financial Statements, page 60

2. You disclose on page 27 that because you are a holding company and have no direct operations, you will only be able to pay dividends from your available cash on hand and any funds you receive from your subsidiaries and your ability to receive distributions from your subsidiaries may be limited by the financing agreements to which they are subject.
         In addition, your existing indebtedness limits your ability to pay dividends. Please explain to us your consideration of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-
         X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services